CASI PHARMACEUTICALS ANNOUNCES

FOURTH QUARTER AND FULL-YEAR 2023 BUSINESS AND FINANCIAL RESULTS

BEIJING, China (March 28, 2024) CASI Pharmaceuticals, Inc. (Nasdaq: CASI), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported business and financial results for the year ended December 31, 2023, and provided an update on key highlights for 2023.

CASI reported fourth quarter 2023 revenue of $6.9 million for EVOMELA®, 33% lower than the same period in 2022. The 2023 full-year revenue of $34 million reflects an 11% of decrease compared to 2022. Wei-Wu He, Ph.D., CASI’s Chairman and Chief Executive Officer, said “CASI’s team has navigated our business through a challenging external environment. We have successfully brought the second commercial product FOLOTYN® to China market as a treatment for patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). We will continue to strengthen the commercial franchise throughout 2024 and beyond. At the same time, our regulatory and development team made significant pipeline advancements.”

Dr. He continued, “Advancement, development, and commercialization of the pipelines remain our strategic focus.  2023 marks a major milestone for CASI and our partner Juventas; Inaticabtagene Autoleucel (CNCT-19 CAR-T cell therapy) was approved by National Medical Products Administration (NMPA) in November 2023. We continue the development for BI-1206 in China, with the early clinical data from the ongoing phase I trial in China demonstrating promising preliminary clinical results for patients with relapsed/refractory non-Hodgkin lymphoma. CB-5339 received Clinical Trial Application approval from the NMPA in January 2023. We are currently preparing for CID-103 clinical study application in relapsed or refractory multiple myeloma in China. We will continue to drive our portfolio forward by executing on several milestones in the quarters ahead.”

Key Highlights for 2023

EVOMELA® (melphalan for injection)

Prior to EVOMELA’s entry into the Chinese market, an average of 800 stem cell transplants per year were conducted in the multiple myeloma (MM) treatment setting. Following EVOMELA’s launch in August of 2019, CASI worked closely with therapeutic area experts to improve market awareness and expedite adoption in the Chinese market. In 2023, nearly 10,000 patients were treated with EVOMELA. CASI continues to pursue a similar strategy with respect to marketing efforts and physician visits to further the adoption of stem cell transplantation as a standard of care in the MM treatment setting and will continue working to address the persistent high unmet need in this patient population.

FOLOTYN® (Pralatrexate)

On July 31, 2023, CASI entered into a tripartite assignment agreement with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (MMCo), and Acrotech Biopharma Inc. (Acrotech) for the commercialization of FOLOTYN® (Pralatrexate) in the People’s Republic of China. FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). This product was approved by both the FDA and China’s NMPA for PTCL. CASI announced the first patient was dosed with FOLOTYN® in China on February 15, 2024. CASI will continue to spend time, resources, and efforts on the commercialization of FOLOTYN® in China.

BI-1206 (Anti-FcyRIIB antibody)

Along with CASI’s partner, BioInvent, CASI continues to progress the development and regulatory framework for BI-1206 in China. The NMPA granted BI-1206 Clinical Trial Application (CTA) approval in December 2021. EC approval from a leading investigational site was granted in January 2022. BI-1206 is currently being investigated in two Phase 1/2 trials as combination agent with rituximab for the treatment of non-Hodgkin lymphoma, which includes patients with FL, MCL and marginal zone lymphoma (MZL) who have relapsed or are refractory to rituximab. A second Phase 1/2 trial is investigating BI-1206 in combination with anti-PD1 therapy Keytruda® (pembrolizumab) in solid tumors. In 2022, the U.S. FDA granted orphan drug designation, for BI-1206, for the treatment of follicular lymphoma (FL), the most common form of slow-growing non-Hodgkin lymphoma (NHL).

Inaticabtagene Autoleucel (CNCT-19)

On November 8, 2023, The China National Medical Products Administration (NMPA) has granted market approval for Juventas' Inaticabtagene Autoleucel (CNCT-19) for the treatment of relapsed and refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in China.

Inaticabtagene Autoleucel is a CD19 CAR-T cell therapy product comprised of a unique CD19 scFv（HI19a）structure and utilizes leading CMC manufacturing techniques. Inaticabtagene Autoleucel has demonstrated a high level of efficacy, with durable remissions, and substantially improved safety profile with reduced CAR-T related toxicities in the pivotal clinical study for the treatment of adults with r/r B-ALL.

CASI is currently involved in arbitration proceedings against Juventas in relation to Juventas’s purported termination of the CNCT-19 Agreements, between the Company and Juventas with respect to the commercialization of Juventas’ cell therapy, Inaticabtagene Autoleucel (CNCT-19). On March 2, 2024, CASI received a notice from Juventas, which purported to terminate the CNCT-19 Agreements. CASI responded to Juventas’s purported termination notice, noting that Juventas was not entitled to unilaterally terminate the CNCT-19 Agreements and further demanding that Juventas cease any conduct that may constitute further breach of the CNCT-19 Agreements and execute a written undertaking regarding compliance with the CNCT-19 Agreements by March 13, 2024. Juventas did not comply with CASI’s demands. On March 20, 2024, CASI submitted a Notice of Arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) against Juventas pursuant to the CNCT-19 Agreements’ dispute resolution clauses, claiming that Juventas’s purported termination was invalid and that Juventas breached the CNCT-19 Agreements and seeking, among other things, damages and injunctive reliefs. Together with the Notice of Arbitration, CASI also submitted an application for the appointment of an emergency arbitrator, seeking emergency injunctive reliefs. On the same day, Juventas also submitted a Notice of Arbitration at the HKIAC against CASI, alleging, among other things, that the CNCT-19 Agreements were validly terminated and that CASI breached the CNCT-19 Agreements. The HKIAC has appointed an emergency arbitrator in accordance with CASI’s application. The arbitration proceedings are ongoing.

CB-5339 (VCP/p97 inhibitor)

In March 2021, the Company entered into an exclusive license with Cleave Therapeutics, Inc. (“Cleave”) for the development and commercialization of CB-5339, an oral novel VCP/p97 inhibitor, in both hematological malignancies and solid tumors, in Mainland China, Hong Kong, Macau and Taiwan. CB-5339 has been evaluated by Cleave in a Phase 1 clinical trial in patients with acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). Because CB-5339 has not yet reached technological feasibility and has no alternative future uses, the Company expensed the $5.5 million upfront payment as acquired in-process research and development in 2021.

On July 18, 2023, the Company entered into an assignment agreement (the “Assignment Agreement”) with Cleave, pursuant to which the Company obtained the global intellectual property rights related to CB-5339. Pursuant to the Assignment Agreement and partially in exchange for the transfer of the global intellectual property rights for CB-5339 as well as all remaining CB-5339 drug substance and drug product to CASI.

CID-103 (Anti-CD38 Mab)

CID-103 is a fully human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated encouraging preclinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies. CASI maintains exclusive global rights and is developing CID-103 for the treatment of patients with multiple myeloma. The Phase 1 dose escalation and expansion study of CID-103 in patients with previously treated relapsed or refractory multiple myeloma is closed to further accrual in France and the UK. Future multiple myeloma development activities will be focused on China.  CASI entered into a sublicense agreement with Precision Autoimmune Therapeutics, who will carry out the development activities for the autoimmune indications for CID-103.

Full-Year 2023 Financial Results

●	Revenues consist of product sales of EVOMELA®. Revenue was $34.0 million for the year ended December 31, 2023 compared to $38 million for the year ended December 31, 2022. The decrease was mainly attributable to the launch of an undifferentiated generic formulation of melphalan for injection product by a Chinese domestic manufacture.
●	Costs of revenues were $13.8 million for the year ended December 31, 2023 compared to $15.8 million for the year ended December 31, 2022. Costs of revenues as a percentage of EVOMELA® sales for 2023 and 2022 were 41% and 42%, respectively.
●	General and administrative expenses for the year ended December 31, 2023 were $25.4 million, compared with $23.4 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily attributable to incremental share-based compensation expense recognized due to the option modification in May 2023 amounted to US$2.2 million, and increased depreciation expense of US$1.2 million due to the full year depreciation expenses of CASI Wuxi’s leasehold improvement that started to depreciate in August 2022, offset by decrease of land vacancy fee of US$1.3 million in relation to the return of the Wuxi land use right.
●	Selling and marketing expenses for the year ended December 31, 2023, were $16.4 million, compared with $14.3 million for the year ended December 31, 2022. The increase was primarily due to increased travel and conference expenses incurred for our commercial activities after the Chinese health authority cancelled the stringent COVID-19 controlled measure in December 2022.
●	Research and development expenses for the year ended December 31, 2023 were $9.9 million, compared with $16.0 million for the year ended December 31, 2022. The decrease in R&D expenses is primarily due to CID-103 as we incurred less laboratory tests and decrease in the research and development expenses of generic pharmaceuticals in Wuxi manufacturing facility.
●	Net loss for the year ended December 31, 2023 was $26.3 million compared to $40.3 million for the year ended December 31, 2022.
●	As of December 31, 2023, CASI had cash, cash equivalents and short term investment of $29.1 million compared to $48.6 million as of December 31, 2022.

Further information regarding the Company, including its Annual Report on Form 20-F for the year ended December 31, 2023, can be found at www.casipharmaceuticals.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements:

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

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(Financial Table Follows)

CASI Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$17,083	$47,112
Investment in equity securities, at fair value	1,675	2,763
Short term investments	12,011	1,462
Accounts receivable	9,551	12,973
Receivable from a related party	587	—
Inventories	15,877	6,138
Prepaid expenses and other	2,560	2,975
Total current assets	59,344	73,423

Term deposit, non current	—	3,065
Property, plant and equipment, net	9,241	11,831
Intangible assets, net	1,839	1,063
Long-term investments	1,686	4,398
Right of use assets	2,392	1,398
Other assets	766	1,056
Total assets	$75,268	$96,234

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,438	$3,289
Accrued and other current liabilities	12,288	11,816
Income tax payable	—	1,900
Total current liabilities	16,726	17,005

Long term borrowing	18,895	—
Other liabilities	15,482	12,297
Total liabilities	51,103	29,302

Commitments and contingencies

Redeemable noncontrolling interest, at redemption value	—	22,358

Shareholders’ equity:
Ordinary shares, $0.0001 par value:
500,000,000 shares authorized
13,790,127 shares and 13,733,459 shares issued at December 31, 2023 and December 31, 2022, respectively;
13,378,175 shares and 13,457,625 shares outstanding at December 31, 2023 and December 31, 2022, respectively	1	1
Additional paid-in capital	695,785	691,766
Treasury shares, at cost: 411,952 shares and 275,834 shares held at December 31, 2023 and December 31, 2022, respectively	(9,604)	(9,330)
Accumulated other comprehensive loss	(1,200)	(703)
Accumulated deficit	(660,817)	(637,160)
Total shareholders’ equity	24,165	44,574
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	$75,268	$96,234

CASI Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021

Revenues:
Product sales	$33,879	$38,047	$30,020
Sublicensing revenue from a related party	—	5,000	—
Lease income from a related party	—	60	148
Total revenues	33,879	43,107	30,168

Total costs of revenues	13,827	15,827	12,557

Gross Profit	20,052	27,280	17,611

Operating expenses:
Research and development	9,861	15,996	14,422
General and administrative	25,387	23,449	23,701
Selling and marketing	16,450	14,326	14,705
Other operating income	(6,366)	—	—
Acquired in-process research and development	—	—	6,555
Loss on disposal of long-lived assets	—	2,058	65
Foreign exchange gain	(200)	(3,241)	(321)
Impairment of intangible assets	—	8,724	—
Total operating expenses	45,132	61,312	59,127

Loss from operations	(25,080)	(34,032)	(41,516)

Non-operating income (expense):
Interest income, net	614	127	321
Other income	764	44	558
Change in fair value of investments	(581)	(8,895)	5,660
Gain from sale of an equity investment	—	5,325	—
Impairment loss of long-term investments	(2,009)	—	(865)
Loss before income tax benefit (expense) and share of net loss in an equity investee	(26,292)	(37,431)	(35,842)
Income tax benefit (expense)	81	(1,980)	—
Net loss before share of net loss in an equity investee	(26,211)	(39,411)	(35,842)
Share of net loss in an equity investee	(48)	(846)	—
Net loss	(26,259)	(40,257)	(35,842)
Less:Loss attributable to redeemable noncontrolling interest	(2,602)	(8,740)	(700)
Accretion to redeemable noncontrolling interest redemption value	3,281	9,497	1,512
Deemed dividends to Wuxi LP	22	—	—
Net loss attributable to CASI Pharmaceuticals, Inc.	$(26,960)	$(41,014)	$(36,654)

Net loss per share (basic and diluted)	$(2.02)	$(3.01)	$(2.69)
Weighted average number of ordinary shares outstanding (basic and diluted)	13,360,185	13,647,455	13,610,441

Comprehensive loss:
Net loss	$(26,259)	$(40,257)	$(35,842)
Foreign currency translation adjustment	(1,118)	(4,513)	1,977
Total comprehensive loss	$(27,377)	$(44,770)	$(33,865)
Less: Comprehensive loss attributable to redeemable noncontrolling interest	(3,223)	(10,596)	(88)
Comprehensive loss attributable to ordinary shareholders	$(24,154)	$(34,174)	$(33,777)